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                                                                Exhibit (a)(4)

[GOLDMAN SACHS LETTERHEAD]

                                                                     SCHEDULE II

PERSONAL AND CONFIDENTIAL

February 18, 2000

Board of Directors
Sterling Commerce, Inc.
300 Crescent Court
Suite 1200
Dallas, TX 75201

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Sterling Commerce, Inc. (the "Company") of the $44.25 per Share in cash proposed to be paid by Buyer (as defined below) in the Offer and the Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of February 18, 2000, among SBC Communications, Inc. ("Buyer"), SBC Silver, Inc., a wholly-owned subsidiary of Buyer ("Purchaser"), and the Company (the "Agreement"). The Agreement provides for a tender offer for all of the Shares (the "Offer") pursuant to which Purchaser will pay $44.25 per Share in cash for each Share accepted. The Agreement further provides that following completion of the Offer, Purchaser will be merged into the Company (the "Merger") and each outstanding Share other than Shares already owned by Purchaser or Buyer will be converted into the right to receive $44.25 in cash.

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as co-manager in the secondary public offering of 14,375,000 Shares in February 1997, having assisted the Company on its stock repurchase program in March 1999, and having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. We also have provided certain investment banking services to Buyer and its predecessor companies from time to time, including having acted as financial advisor to Ameritech Corporation in connection with the acquisition of Tele Danmark AS in January 1998, having acted as financial advisor to Ameritech Corporation in connection with its merger with Buyer in October 1999, having acted as financial advisor to Buyer in connection with the pending acquisition of a minority interest in Prodigy Communications Corporation, and having assisted Buyer with numerous other corporate finance, merger and acquisition, and currency/foreign exchange related activities. Goldman, Sachs & Co. provides a full range of financial
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Sterling Commerce, Inc.
February 18, 2000
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advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company or Buyer for its own account and for the accounts of customers. Goldman, Sachs & Co. may provide investment banking services to Buyer and its subsidiaries in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the four fiscal years ended September 30, 1999; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the software industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transactions contemplated by the Agreement and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer, or, if applicably, how any holder of Shares should vote with respect to the Merger.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the $44.25 per Share in cash to be received by the holders of Shares in the Offer and the Merger pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.
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(GOLDMAN, SACHS & CO.)